Exhibit 99.1

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS AND

MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual Meeting (the "Meeting") of shareholders of ClearWave N.V. (the "Corporation") will be held at The World Trade Centre, Strawinskylaan 707, 1077 XX, Amsterdam, The Netherlands, on June 28, 2004, at 11:00 a.m. for the purposes of:

  discussing the report of the Board of Management for the financial year ended December 31, 2003;

  adopting the annual financial statements of the Corporation for the financial year ended December 31, 2003 and authorizing the preparation of the English language version thereof;

  discharging, in connection with the annual financial statements, the members of the Board of Management in respect of their management during the year 2003 and the Supervisory Board in respect of its supervision thereof;

  re-appointing the auditors of the Corporation;

  approving the proposed amendments to the articles of association;

  acknowledging the resignation of the members of the Board of Management and the Supervisory Board, and appointing Telesystem International Wireless Corporation N.V. as statutory director of the Corporation, both under the condition that the amendment to the articles of association as proposed under number 5 above is effected;

  extending the designation of the Board of Management as the corporate body with the authority to issue shares and to grant rights to subscribe for shares, until June 27, 2009, as such authority pertains to all shares not yet issued of the authorized capital, or any future authorized capital of the Corporation and to determine the terms and conditions thereof;

  extending the designation of the Board of Management as the corporate body with the authority to limit or exclude pre-emptive rights in connection with the issue of shares, or in connection with granting rights to subscribe for shares, until June 27, 2009;

  designating the Board of Management as the corporate body with the authority to repurchase up to 5% of the Corporation's outstanding share capital, for a price described in the Management Proxy Circular, and for a period of 18 months (until December 28, 2005);

  transacting such other business as may be properly brought before the Meeting.

Enclosed is a copy of the 2003 Annual Report of the Corporation including the non-consolidated annual financial statements and the Auditors' report thereon and, the Corporation's consolidated annual financial statements and the Auditors' report thereon, together with the Management Proxy Circular and a Form of Proxy. The full proposal regarding the amendment to the articles of association is available for inspection at the office of the Corporation, World Trade Center, Strawinskylaan 707, 1077 XX Amsterdam, The Netherlands. Copies thereof may be obtained free of charge.

DATED, this 4th day of May 2004.

(signed)
Alexander Tolstoy
on behalf of the Board of Management

IMPORTANT
Shareholders of the Corporation registered as such at the close of business on May 17, 2004 will be entitled to receive notice of the Meeting. Pursuant to the Corporations' articles of association and Netherlands law, anyone who is a shareholder on the date of the Meeting is entitled to attend and vote at the Meeting. Shareholders must advise the Corporation in writing no later than June 21, 2004, of their intention to attend the Meeting. Those shareholders who are unable to attend the Meeting are requested to sign the enclosed Form of Proxy and return it in the envelope provided for this purpose. Proxies must be received at the head office of the Corporation, at The World Trade Centre, Strawinskylaan 707, 1077 XX, Amsterdam, The Netherlands, not later than the close of business on the last business day preceding the Meeting or any adjournment thereof or may be delivered to the Chairman at the Meeting or any adjournment thereof.
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MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is provided in connection with the solicitation by the management of ClearWave N.V. (the "Corporation") of proxies to be used at the Annual Meeting (the "Meeting") of shareholders of the Corporation to be held at the time and place and for the purposes stated in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of May 4, 2004.

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, employees or agents of the Corporation. The cost of solicitation will be borne by the Corporation and is expected to be nominal.

APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF SHAREHOLDERS

The persons named in the enclosed form of proxy (the "Form of Proxy") are directors of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person's name in the blank space provided in the Form of Proxy and deleting the names printed thereon.

To be valid, proxies must be received at the head office of the Corporation at the World Trade Centre, Strawinskylaan 707, 1077 XX, Amsterdam, The Netherlands no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Managing Director no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by management to represent shareholders at the Meeting will be voted in accordance with the instructions given by the shareholders. Unless otherwise indicated, the voting rights attaching to the shares represented by a Form of Proxy will be voted "FOR" all the proposals described herein.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at May 4, 2004, 45,868,498 Class A Subordinate Voting Shares (the "Subordinate Voting Shares") and 38,230,950 Class B Multiple Voting Shares (the "Multiple Voting Shares") were outstanding, being the only classes of shares entitled to be voted at the Meeting. In addition, as at May 4, 2004, the Corporation held 2,976,752 Class C shares in its own capital. The shares held by the Corporation will not be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one vote and the holder of Multiple Voting Shares is entitled to 5 votes for each share registered in his or her name.

Shareholders of the Corporation registered as such at the close of business on May 17, 2004, being the date fixed by the Board of Management for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting (the "Record Date"), will be entitled to receive the Notice of Meeting. Pursuant to the Corporations' articles of association and Netherlands law, anyone who is a shareholder on the date of the Meeting is entitled to attend and vote at the Meeting. Accordingly, the Record Date serves only as a reference date for determining which persons are to receive Notice of the Meeting, and not which persons are entitled to attend and vote at the Meeting. Shares cannot be voted at the Meeting unless the registered shareholder is present in person or is represented by a written proxy. Shareholders who wish to attend the Meeting in person must advise the Corporation in writing no later than June 21, 2004, of their intention to attend the Meeting. Those shareholders who are unable to attend the Meeting in person are requested to sign the enclosed Form of Proxy as set out above and return it in the envelope provided for this purpose.

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In the event that a shareholder transfers the ownership of any of his or her shares after the Record Date, the transferee of such shares shall be entitled to vote at the Meeting if he or she establishes proof of his or her ownership of the shares. The list of shareholders will be available for inspection during normal business hours at the head office of the Corporation at The World Trade Centre, Strawinskylaan 707, 1077 XX Amsterdam, The Netherlands, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the shareholders at a meeting where no less than one-third of the issued capital is represented in person or by proxy.

To the knowledge of directors of the Corporation, as at the aforementioned date and pursuant to Dutch law, Telesystem International Wireless Corporation N.V. is the registered shareholder of 38,230,950 Multiple Voting Shares, Telesystem International Wireless Inc. is the registered shareholder of 45,681,938 Subordinate Voting Shares and Canadian Depository for Securities Limited ("CDS") is the registered shareholder of 186,560 Subordinate Voting Shares, as described in the following table:

		Percentage of		Percentage of	Percentage of Voting
		Voting Rights		Voting Rights	Rights Attached to all
	Number of	attached to all	Number of	attached to all	Subordinate and
	Subordinate	Subordinate	Multiple	Multiple	Multiple Voting
Name of Shareholder	Voting Shares	Voting Shares	Voting Shares	Voting Shares	Shares
Telesystem International Wireless	—	—	38,230,950	100%	80.6%
Corporation N.V.
Telesystem International Wireless Inc.	45,681,938	99.6%	—	—	19.3%
CDS & Co.	186,560	0.4%	—	—	0.1%
Total	45,868,498	100%	38,230,950	100%	100%

As at May 4, 2004, CDS held 186,560 Subordinate Voting Shares registered in its name on behalf of "beneficial owners". CDS will forward the Notice of Meeting and the Management Proxy Circular (and any attachments thereto) to the beneficial owners. In addition, beneficial holders will be provided with the necessary documents to allow them to direct the voting of the 186,560 Subordinate Voting Shares which they beneficially own. If a beneficial owner wishes to instruct the proxyholder or CDS on how to vote, he or she must return the document provided for this purpose before the date specified by CDS or its participant through which the beneficial owner holds the Subordinate Voting Shares.

If a beneficial owner wishes to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the Form of Proxy or the voting instruction form provided by CDS and return it in the envelope provided for this purpose before the date specified by CDS or its participant through which the beneficial owner holds the Subordinate Voting Shares.

SUPERVISORY BOARD MEMBERS

The Supervisory Board supervises the general affairs and business of the Corporation. It also supervises and provides advice to the Management Board of the Corporation. According to the articles of association of the Corporation, the Supervisory Board shall consist of a minimum of three members. Currently, the Supervisory Board has five members who were appointed by the general meeting of shareholders on December 5, 2000.

The following table and notes thereto set out, as at May 4, 2004 unless otherwise indicated, the name of each of the current members of the Supervisory Board of the Corporation, all other positions and offices with the Corporation and its subsidiaries now held by each such member, if any, the principal occupation or employment of each such member, such member's respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

Name and Position or			Number of	Number of
Office with the	Principal Occupation	Director	Subordinate	Multiple
Corporation	or Employment	since	Voting Shares	Voting Shares
Mario Bertrand	President	December 5, 2000	—	—
Member of the Supervisory	Telesystem (Antilles)
Board	Corporation N.V.
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Name and Position or			Number of	Number of
Office with the	Principal Occupation	Director	Subordinate	Multiple
Corporation	or Employment	since	Voting Shares	Voting Shares
Pier Carlo Falotti	Member of Board of Directors	December 5, 2000	—	—
Member of the Supervisory	of several companies
Board
Henri de Maublanc	President, Clarisse-Politel	December 5, 2000	—	—
Member of the Supervisory	Group
Board
Charles Sirois	Chairman of the Board	December 5, 2000	—	—
Chairman of the Supervisory	and Chief Executive Officer,
Board	Telesystem Ltd.
Margriet Zwarts	General Counsel and	December 5, 2000	—	—
Member of the Supervisory	Secretary, Telesystem
Board	International Wireless
Inc.

In the past five years, each of the foregoing members of the Supervisory Board had the principal occupation set out opposite his name, except that:

  Charles Sirois was, from 1992 until February 2000, Chairman and Chief Executive Officer of Teleglobe Inc.

  Mario Bertrand was President, New Ventures of Telesystem International Wireless Inc. prior to January 1, 2003 and President, Europe of Telesystem International Wireless Inc. prior to May 1999.

  Pier Carlo Falotti was Executive Vice President and member of the Executive Committee of Oracle EMEA from 1998 to 2000. He joined Oracle EMEA in 1996 as Senior Vice President. The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individual.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individual.

As set out at the end of this document, the shareholders will be requested to approve the proposed amendment to the articles of association which will abolish the Supervisory Board.

MANAGEMENT BOARD MEMBERS

The Management Board, under the supervision of the Supervisory Board, is entrusted with the management of the Corporation and its subsidiaries. The articles of association of the Corporation provide that the board shall consist of a minimum of three members appointed by shareholders from a binding nomination made by the Supervisory Board of at least two persons for every position to be filled. Currently, the Management Board has four members. As set out at the end of this document, the shareholders will be requested to approve the proposed amendment to the articles of association which entails an option for the Corporation to have one corporate entity as statutory director, instead of a minimum of three members.

The following table sets out the name of each current member of the Management Board of the Corporation, all other positions and offices held by such individuals with the Corporation, the principal occupation or employment of each such individual, such individual's respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

Name and Position or			Number of	Number of
Office with the	Principal Occupation	Director	Subordinate	Multiple
Corporation	or Employment	since	Voting Shares	Voting Shares
James J. Jackson	Chief Financial Officer,	June 21, 2002	—	—
Chief Financial Officer	ClearWave N.V.
Yves Normand	Managing Director,	June 21, 2002	—	—
Managing Director	ClearWave N.V.
Alexander Tolstoy	President and	June 27, 2000	—	—
President and Chief Executive	Chief Executive Officer,

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Name and Position or			Number of	Number of
Office with the	Principal Occupation	Director	Subordinate	Multiple
Corporation	or Employment	since	Voting Shares	Voting Shares
Officer	ClearWave N.V.
Kees Van Ravenhorst	Managing Director,	September 17, 1999	—	—
Managing Director	ClearWave N.V.

COMPENSATION OF SUPERVISORY BOARD MEMBERS AND EXECUTIVE OFFICERS

Compensation of Supervisory Board Members

In 2003, members of the Supervisory Board who were not employees received US$30,000 per year as a retainer fee and a fee of US$1,000 for each meeting of the Supervisory Board attended by them in person and a fee of US$500 if such participation was made by telephone.

Compensation of Named Executive Officers

The table below shows certain compensation information for Mr. Alexander Tolstoy, the President and Chief Executive Officer of the Corporation, and the four other most highly compensated executive officers of the Corporation and its subsidiaries during the financial year ended December 31, 2003 (collectively, the "Named Executive Officers"). This information includes the dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

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			Summary Compensation Table
		Annual Cash Compensation			Long-Term Compensation

				Other		Restricted	Long-Term
				Annual		Shares or	Incentive
				Compen-		Share	Program	All Other
Name and Principal		Salary	Bonus (1)	sation	Securities Under	Units	Payouts	Compensation
Position	Year	(Cdn$)	(Cdn$)	(Cdn$)(2)	Options/Units (#)	(#)	(Cdn$)	(Cdn$)
Alexander Tolstoy	2003	416,314	250,652	327,340	1,126,817 (3)	68,000 (9)	3,178,743 (10)	—
President and Chief	2002	312,736	170,629	579,037	780,000 (4) / 390,000 (5)	—	—	—
Executive Officer,	2001	298,555	222,125	709,913	-	—	—	—
ClearWave N.V.
James J. Jackson (8)	2003	269,184	120,290	191,700	411,133 (3)	7,492 (9)	1,027,909 (10)	—
Chief Financial	2002	202,209	81,136	332,113	335,000 (4) / 167,500 (5)	—	—	—
Officer, ClearWave	2001	115,170	68,756	238,477	-	—	—	—
N.V.
Karla Stephens	2003	246,179	112,512	169,933	370,776 (3)	6,743 (9)	921,070 (10)	—
Chief Operating	2002	184,927	102,773	324,815	300,000 (4) / 150,000 (5)	—	—	—
Officer, Cesky Mobil	2001	173,636	86,384	346,602	-	—	—	—
a.s.
Ted Lattimore	2003	254,489	114,807	168,635	370,776 (3)	6,743 (9)	246,457 (10)	—
President and Chief	2002	185,773	59,355	310,052	300,000 (4) / 150,000 (5)	—	—	—
Operating Officer,	2001	167,364	99,917	317,279	—	—	—	—
MobiFon S.A.
Fred Hrenchuk	2003	179,107	36,339	108,386	4,700 (6)	—	—	—
Vice-President, Sales,	2002	134,545	35,493	207,332	5,800 (6)	—	—	—
IS/IT & Customer	2001	134,000	38,699	246,535	4,824 (7)	—	—	—
Care,Cesky Mobil

a.s.
  Bonus awards are paid in cash in the year following the financial year for which they are awarded.
  Represents primarily premiums for services rendered outside of Canada, including foreign currency conversions from Canadian to U.S. dollars.
  Indicates the number of options granted under TIW's Employees Stock Option Plan in 2003, including the November 2002 Option Grants, as defined, and the conditional and subsequently confirmed option grants of December 2003, as defined. See "Compensation of Directors and Executive Officers - Grants in Last Financial Year".
  Indicates the number of options granted under TIW's Employees Stock Option Plan in 2002, excluding the November 2002 Option Grants, as defined but including the conditional and subsequently confirmed option grants of November 2001. See "Compensation of Directors and Executive Officers - Grants in Last Financial Year". Out of these options grants, the following number of options were forfeited in 2003 in the case of each of the following individuals: Mr. Tolstoy, 400,000 options forfeited; Mr. Jackson, 175,000 options forfeited; Ms. Stephens, 160,000 options forfeited; Mr. Lattimore, 160,000 options forfeited.
  Indicates the number of units granted under TIW's Performance Unit Plan in 2002. These units were all cancelled when the November 2002 and December 2003 Option Grants, as defined, were completed and TIW's Performance Unit Plan was terminated.
  Indicates the number of options on notional shares of TIW Czech N.V., a subsidiary of the Corporation ("TIW Czech") granted under it's Employees Stock Option Plan (the "TIW Czech Option Plan") during the relevant financial year.
  Indicates the number of options granted under the Corporation's Senior Executives and Keys Employees Stock Option Plan during the relevant financial year. However, in December 2002, such plans were terminated and all options granted thereunder were cancelled. In substitution for the cancelled options, Mr. Hrenchuk received the same number of options under the TIW Czech Option Plan.
  Mr. Jackson left the Corporation on February 1, 2001 and returned on July 1, 2001.
  Indicates the number of restricted share units granted under TIW's Restricted Share Unit Plan. See "Compensation of Directors and Executive Officers - Grants in Last Financial Year".
  Includes the value realized on the exercise of options under TIW's Employees Stock Option Plan and cash payouts, if any, made under TIW's Special Cash Incentive Plan (see Report on Executive Compensation by the Supervisory Board - Special Cash Incentive Compensation).
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Grants in Last Financial Year

The Named Executive Officers, except Mr. Hrenchuk, were granted options on common shares of TIW, a shareholder of the Corporation, under its Employees Stock Option Plan (the "TIW Option Plan") and restricted share units of TIW under its Restricted Share Unit Plan (the "TIW Restricted Share Unit Plan"). For a description of the TIW Option Plan and the TIW Restricted Share Unit Plan, please refer to TIW's Management Proxy Circular for the 2004 shareholders' annual and special meeting. Mr. Hrenchuk was granted options on notional shares of TIW Czech under the TIW Czech Option Plan. See "Report on Executive Compensation by the Supervisory Board — Long-Term Incentive Compensation" for a description of the TIW Czech Option Plan.

Taking into consideration options granted on November 12, 2002 subject to the approval by shareholders of certain amendments to the TIW Option Plan presented at the TIW annual shareholders' meeting in May 2003, such approval having been obtained at the said meeting, (the "November 2002 Option Grants") and the options granted on December 18, 2003 subject to the review and approval by TIW's three major shareholders, such approval having been obtained on February 29, 2004 (the "December 2003 Option Grants") a total of 2,415,068 options were granted to officers and employees of the Corporation and its subsidiaries, 763,849 options were exercised and 963,612 options were forfeited or cancelled by officers and employees of the Corporation and its subsidiaries under the TIW Option Plan in the last financial year.

During the financial year ended December 31, 2003, 90,851 restricted share units ("RSU") were granted under the TIW Restricted Share Unit Plan and 44,821 options were granted under the TIW Czech Option Plan to officers and employees of the Corporation and its subsidiaries.

The table below shows information regarding the stock option grants made to the Named Executive Officers under the TIW Option Plan and the TIW Czech Option Plan during the financial year ended December 31, 2003, taking into consideration the November 2002 and December 2003 Option Grants, and regarding the RSU grants under the TIW Restricted Share Unit Plan.

Percentage of
		Net Total of		Market Value of
	Securities Under	Options/RSU		Securities
	Options (1)/RSU (1)	Granted in	Exercise	Underlying Options on
Name of Executive	Granted	Financial Year	Price of Options	the Date of Grant (2)	Expiration Date
Officers	(#)	(%)	(#/US$)	(#/US$)	of Options
Alexander Tolstoy	1,126,817 / 68,000	46.7%/74.8%	446,817 / $2.15	446,817 / $2.00	Nov. 11, 2007
			680,000 / $8.13	680,000 / $8.13	Jan. 17, 2007

James J. Jackson	411,133 / 7,492	17.0%/8.2%	166,133 / $2.15	166,133 / $2.00	Nov. 11, 2007
			245,000 / $8.13	245,000 / $8.13	Jan. 17, 2007
Karla Stephens	370,776 / 6,743	15.4%/7.1%	148,776 / $2.15	148,776 / $2.00	Nov. 11, 2007
			222,000 / $8.13	222,000 / $8.13	Jan. 17, 2007
Ted Lattimore	370,776 / 6,743	15.4%/7.1%	148,776 / $2.15	148,776 / $2.00	Nov. 11, 2007
			222,000 / $8.13	222,000 / $8.13	Jan. 17, 2007
Fred Hrenchuk	4,700 (3)	10.5%	4,700 / $20.00	4,700 / $20.00(4)	Oct. 30, 2010
  The underlying securities to the options and RSU are common shares of TIW (the "TIW Shares").
  The market value of the TIW Shares for the purpose of this table is determined based on their closing price on the Nasdaq Small Cap Market on the last trading day preceding the grant date which was, in the case of options granted on November 12, 2002, US$2.00, and in the case of options granted on December 18, 2003, US$8.13.
  The underlying securities to the options granted under the TIW Czech Option Plan are notional shares of TIW Czech.
  The market value of the notional shares of TIW Czech for the purpose of this table is determined based on the value of the shares of TIW Czech determined by the TIW Czech's Supervisory Board for the purpose of the plan on the day preceding the grant date.

Aggregated Options and Units Exercised in Last Financial Year and Financial Year End Option and RSU Values

The following table summarizes, for each of the Named Executive Officers, the number of stock options exercised and the number of RSU redeemed for TIW Shares, if any, during the financial year ended December 31, 2003, the aggregate value realized upon exercise

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or redemption, as applicable, and the total number of unexercised options and unvested RSU held at December 31, 2003. Value realized upon exercise/redemption is the difference between the market value of the underlying TIW Shares on the exercise date and the exercise price in the case of options, and the market value of the underlying TIW Shares on the redemption date in the case of RSU. The value of unexercised "in-the-money" options at financial year-end is the difference between the exercise price and the market value of the underlying TIW Shares on December 31, 2003, which was Cdn$10.85 per share, the closing price on the Toronto Stock Exchange ("TSX"). The value of unvested RSU at financial year-end is the market value of the underlying TIW Shares on December 31, 2003, which was Cdn$10.85. These values, unlike the amounts set forth in the column "Aggregate Value Realized," have not been, and may never be, realized. The options and RSU may never be exercised or redeemed, and actual gains, if any, on exercise or redemption will depend on the value of the TIW Shares on the date of exercise or redemption, as applicable. There can be no assurance that these values will be realized. Unexercisable options and unvested RSU are those which have been held for less than the time required for vesting.

			Unexercised Options		Value of Unexercised "In-the-
	Securities		/Unvested RSU		Money"(1) Options / Unvested RSU at
	Acquired	Aggregate	as at December 31, 2003		December 31, 2003(2)
	on Exercise	Value	Exercisable	Unexercisable	Exercisable	Unexercisable
Name of Executive	/ Redemption	Realized	/ Vested	/ Unvested	/ Vested	/ Unvested
Officers	(#)	(Cdn$)	(#)	(#)	(Cdn$)	(Cdn$)
Alexander Tolstoy	402,273 / 0	2,646,276	0 / 0	1,104,543 / 68,000	0 / 0	3,358,857 / 737,800
James J. Jackson	133,712 / 0	870,292	28,333 / 0	409,087 / 7,492	162,351 / 0	1,281,938 / 81,288
Karla Stephens	142,926 / 0	921,069	0 / 0	367,849 / 6,743	0 / 0	1,142,615 / 73,162
Ted Lattimore	46,667 / 0	246,457	96,259 / 0	367,849 / 6,473	667,278 / 0	1,142,615 / 73,162
Fred Hrenchuk	0 / 0	0	0 / 0	19,492 / 0	0 / 0	0 / 0 (3)
  "In-the-money" options are options for which the market value of the underlying securities is higher than their exercise price.
  The value of unexercised "in-the-money" options and unvested RSU is calculated using the closing price of the TIW Shares on the TSX on December 31, 2003, i.e. Cdn$10.85.
  The value of unexercised "in-the-money" options for options granted under the TIW Czech Option Plan is calculated using the value of the notional shares of TIW Czech on December 31, 2003 as determined by the TIW Czech's Supervisory Board, i.e. US$20.00, less the exercise price of "in-the-money" options.

Retention Incentive

The Named Executive Officers are covered by the Corporation's retention incentive which, based on independent advice, is in line with industry standards. The retention incentive provides for a payment, upon an involuntary termination of employment for any reason other than performance or cause, of an amount equal to between six months and 30 months of base salary, depending on certain factors including seniority and functions filled, plus a portion of target bonus and expatriate benefits for the same period. In the case of the Named Executive Officers, the amounts payable under the retention incentive range from nine to 30 months.

REPORT ON EXECUTIVE COMPENSATION BY THE SUPERVISORY BOARD

The Supervisory Board reviews and approves the design and competitiveness of the Corporation's total compensation policy, architecture and plans, including the mix between cash and incentive compensation.

Executive Compensation Policy

The Corporation's compensation policy aims to recognize and reward individual contributions to the short-term and long-term success of the Corporation and to ensure that the Corporation offers competitive compensation.

In accordance with such policy, executive compensation is based on three major components: base salary, benefits and incentive compensation. The Corporation seeks to provide base salaries and benefits targeted at a selected market median level as well as incentive programs designed to bring executive total compensation in the third quartile upon the achievement of superior results. The Corporation's compensation policy uses different scales for employees of its operating subsidiaries who are local residents and for those employees who are foreign residents ("Expatriates"). Incentive compensation is awarded through plans and criteria approved by the Supervisory Board.

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The key benefits currently being provided to Expatriates consist mainly of relocation benefits, living conditions benefits such as housing allowance, group insurance, home leave and tax planning. The Corporation does not provide retirement or savings benefits to its executives.

Incentive compensation for Expatriates, which includes distinct short-term and long-term components, is based on North American practices. It makes up a significant portion of the total compensation of executives and is designed to link executive remuneration and corporate performance, with a generally higher emphasis on the long-term component. For the Named Executive Officers, the short-term incentive opportunity represents approximately 15% of total compensation and the long-term incentive opportunity ranges from 35% to 45% of total compensation. Therefore, the "at risk" or incentive portion of their total compensation ranges from 50% to 60%.

Short-Term Incentive Compensation

The short-term incentive plan offers bonuses tied to the achievement of pre-determined corporate strategic objectives (e.g. financing plan), quantitative operational objectives (e.g. number of subscribers, EBITDA and revenues) and individual performance objectives supporting these business objectives. The objectives, and the bonus payouts corresponding to their level of achievement, are established on a yearly basis. The strategic and operational objectives are presented to and approved by the Supervisory Board.

For the Named Executive Officers, bonuses range from 15% to 40% of base salary when the strategic, operational and individual objectives are achieved. When such objectives are exceeded, bonuses are higher; when they are not met, the bonuses are lower and not paid at all when the objectives are met at less than certain specified thresholds.

For financial year 2003, the Supervisory Board approved bonuses under the short-term incentive plan that generally exceeded the level of achievement of the strategic and operational objectives set at the beginning of the financial year.

Long-Term Incentive Compensation

The long-term incentive component is provided through the TIW Option Plan, the TIW Restricted Share Unit Plan and the TIW Czech Option Plan. The eligible employees of the Corporation under the TIW Option Plan and the TIW Restricted Share Unit Plan are the Chief Executive Officer and the senior executives reporting directly to the Chief Executive Officer and the Expatriate employees assigned to the Corporation and its Romanian subsidiary, MobiFon s.a. A complete description of the TIW Option Plan and the TIW Restricted Share Unit Plan can be found in TIW's Management Proxy Circular for the 2004 shareholders' annual and special meeting. Under the TIW Czech Option Plan, eligible participants are management employees of Cesky Mobil a.s., a subsidiary of TIW Czech ("Cesky").

TIW Czech Option Plan is designed to encourage employees of Cesky to work towards and participate in the growth and development of Cesky. Under such plan, options are granted on notional shares of TIW Czech until TIW Czech completes an initial public offering or lists its shares on a recognized stock exchange ("IPO"), after which time the options shall be granted on fully participating equity shares of TIW Czech.

Prior to an IPO of TIW Czech, the exercise price of the options is based on the value of the notional shares, as determined by the Supervisory Board of TIW Czech at the time of the grant, using valuation principles it considers appropriate for the purpose of the plan. After an IPO, the exercise price will be established as a function of the closing price of the shares of TIW Czech on the day prior to the grant. Furthermore, until TIW Czech's IPO, exercising the options will entitle participants to receive, instead of shares of TIW Czech, a cash payment equal to the increase in value of the notional shares, being the difference between their value at the time of the exercise, as determined by the Supervisory Board of TIW Czech, and the exercise price of the options.

The number of options granted is determined so as to deliver an intended target annual compensation value expressed as a multiple of the base salary of such persons. Under the current policy, the multiples range from 15% to 50% of the annual base salary.

The vesting period for options issued under the TIW Czech Option Plan is scaled according to the incentive objectives for different categories of employees. For employees who are not Expatriates, a four-year vesting schedule is established, to encourage continuity of employment. An initial 25% of the option will vest on the second anniversary of the date of grant. A further 50% of the option will vest at the end of the third year and 25% of the option at the end of the fourth year. The vesting schedule for Expatriates will be shorter: 33% of the option will vest six months after the date of the grant, with a further 17% vesting after 12 months, an additional 25% vesting after 18 months, and the final 25% vesting after 24 months. Furthermore, upon the death or disability of a participant or upon the occurrence of a change of control of TIW Czech or of Cesky, the foregoing vesting periods shall be modified pursuant to the TIW Czech Option Plan. No option under the TIW Czech Option Plan may be exercised before the earlier of (a) the date falling 180 days from TIW Czech's or Cesky's IPO and (b) the date of occurrence of transactions that would result in a change of control of TIW

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Czech or Cesky.

Special Cash Incentive Compensation

The Chief Executive Officer and the Chief Financial Officer of the Corporation participated in a mid-term incentive plan called the Special Cash Incentive Plan of TIW, established on November 12, 2002.

The Special Cash Incentive Plan rewarded the achievement of pre-determined corporate strategic objectives or milestones, including certain asset sales, aimed at maximizing TIW's value in the medium term.

Two corporate strategic objectives were achieved during the financial year ended December 31, 2003 and the corresponding cash payouts under the Special Cash Incentive Plan for the said objectives were made to the Chief Executive Officer and the Chief Financial Officer of the Corporation for an aggregate payout by TIW of Cdn$690,084. The cash payouts for such Named Executive Officers are included in the Summary Compensation Table under the header "Long-Term Incentive Program Payouts". A complete description of the Special Cash Incentive Plan can be found in TIW's Management Proxy Circular for the 2004 shareholders' annual and special meeting.

Conclusion

By way of application of the Corporation's executive compensation policy, an important part of executive compensation is "at risk" and linked to corporate, business unit and individual performance, and particularly to stock performance and long-term value creation. The Supervisory Board continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

Depending on specific circumstances, the Supervisory Board may also recommend, by exception, employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

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INDEBTEDNESS OF DIRECTORS AND OFFICERS

The Corporation made no loans to members of the Supervisory Board or Management Board and officers during the financial year ended December 31, 2003 and no loan was outstanding as of that date.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

TIW maintains insurance protection against liability incurred by the Corporation's officers and directors as well as those of its subsidiaries in the performance of their duties. The annual premium relating to insurance coverage for TIW and its subsidiaries, amounting to approximately US$1.6 million in 2003 was paid by TIW and part of this amount was recharged to the Corporation and its subsidiaries. The aggregate limit of liability in respect of any and all claims is US$30 million for the financial year ended December 31, 2003. The policy provides for the indemnification of directors and officers in the case of claims for which TIW has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of TIW, subject to a deductible of US$500,000, in the case of claims for which it has indemnified or was permitted to indemnify the directors or officers involved.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

During the financial year ended December 31, 2003, the Corporation and its subsidiaries or affiliates did not enter into any transaction with an insider of the Corporation, any associate or affiliate of any such insider, which has materially affected, or any proposed transaction that could materially affect, the Corporation or any of its subsidiaries, except for transactions entered into under the following agreements:

  Technical Services Agreements between, on the one hand, the Corporation and its subsidiaries and, on the other hand, TIW and its intermediate holding ompanies, pursuant to which TIW provides services to the Corporation and its subsidiaries in areas such as engineering, information technology, marketing, human resources, finance and administration. For the financial year ended December 31, 2003, an aggregate amount of approximately US$ 5.5 million was incurred by the Corporation and its subsidiaries under these agreements.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Supervisory Board approved, at its meeting held on February 1, 2001, a Corporate Governance and Delegation of Authority Policy. This Policy prescribes the rules governing the relationship between the Supervisory Board, the Management Board and the executive officers of the Corporation and its subsidiaries.

This Policy provides that significant matters such as those related to the annual budget, strategic investments, appointments of senior executives as well as capital and operating expenditures exceeding a predetermined amount shall not be decided on without the prior approval of the Supervisory Board.

The Supervisory Board established, at its meeting held on April 30, 2001, an audit committee responsible for making recommendations to the Management Board regarding the selection of independent auditors, reviewing the results and scope of the audit and other services provided by independent accountants and reviewing and evaluating audit and control functions.

AGENDA ITEM 2: ADOPTION OF THE ANNUAL FINANCIAL STATEMENTS

The annual financial statements of the Corporation for the financial year ended December 31, 2003 will be submitted at the Meeting for adoption. The preparation of the annual financial statements in the English language, for purposes of filing with the Dutch authorities, will also be approved at the Meeting.

AGENDA ITEM 3: DISCHARGE OF MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS

Shareholders will be asked to discharge the members of the Management Board and the Supervisory Board from their respective duties insofar as the performance of their duties is apparent from the annual financial statements, unless an explicit reservation is made by the Shareholders.

AGENDA ITEM 4: APPOINTMENT AND REMUNERATION OF AUDITORS

Ernst & Young Accountants have been the Auditors of the Corporation since September 17, 1999.

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Management recommends that Ernst & Young Accountants be re-appointed as Auditors of the Corporation for the financial year ending December 31, 2004.

AGENDA ITEM 5: AMENDMENTS TO THE ARTICLES OF ASSOCIATION

According to the articles of association of the Corporation, the shareholders have the authority to resolve upon the amendment of the articles of association. The Board of Management proposes a first amendment to the articles of association of the Corporation that would abolish the Supervisory Board and that would allow the Corporation to have a corporate entity as statutory director. The reason for this amendment to the articles of association is to achieve a more simplified corporate structure now that 99.8% of the Corporation's equity is held by the TIW group of companies.

Furthermore, the Board of Management proposes a second amendment to reduce the authorized capital of the Corporation from EUR 120,000,000 to EUR 60,000,000. The reason for this amendment to the articles of association is to enable the Board of Management - without having to amend the articles of association at that time - to propose to the meeting of shareholders to cancel shares held by the Corporation in its own capital. According to Netherlands law at least one fifth of the authorized capital needs to be outstanding. As at May 4, 2004, the Corporation has exactly one fifth of its authorized capital outstanding.

The proposal also includes the granting of authorization to each member of the Board of Management and each candidate-notary and notarial associate employed by the firm of Stibbe N.V. in Amsterdam to apply for the required ministerial declaration of non-objection and to deliver the notarial deed effecting the amendment of the Corporation's articles of association.

The full proposal regarding these amendments to the articles of association is available for inspection at the office of the Corporation, at the World Trade Center, Strawinskylaan 707, 1077 XX Amsterdam, the Netherlands. Copies thereof may be obtained free of charge.

AGENDA ITEM 6: RESIGNATION OF THE BOARD OF MANAGEMENT AND SUPERVISORY BOARD, AND APPOINTMENT OF TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

The shareholders will be asked to acknowledge the resignation of the members of the Board of Management and of the Supervisory Board, under the condition that the amendment of the articles of association as proposed under agenda item 5 is effected. Furthermore, the shareholders will be requested to appoint Telesystem International Wireless Corporation N.V. as statutory director of the Corporation, under the same condition. According to the amended articles of association of the Corporation, the shareholders have the authority to appoint a statutory director.

AGENDA ITEM 7 AND 8: AUTHORIZATION TO ISSUE SHARES AND RESTRICT THE PRE-EMPTIVE RIGHTS

The Corporation's shareholders, or its Board of Management if so designated by the shareholders, have the power to cause the Corporation to issue shares and determine the terms and conditions thereof. If the proposal to amend the articles of association is not adopted, the decision of the Board of Management to issue shares must be ratified by the Supervisory Board, if the Board of Management is given the authority by shareholders to issue shares. At a meeting held on June 27, 2001, the shareholders granted to the Board of Management, for a period of five years, the maximum permitted by Dutch law, the authority to issue additional shares and to grant rights to subscribe for shares.

The Corporation's articles of association provide that, in respect of the issue of shares, each existing shareholder will have preemptive rights in proportion to its existing shareholding, provided that the holders of shares of the class to be issued have priority in exercising the pre-emptive right. The pre-emptive right does not apply for shares that are issued to the Corporation's employees or employees of an affiliated company or to a person who exercises a previously acquired right to subscribe for shares. This pre-emptive right shall not apply in respect of shares issued in consideration for a contribution in kind. The Corporation's shareholders, or its Board of Management if so designated by the shareholders, are authorized to restrict or exclude the pre-emptive rights provided in the articles of association. The Board of Management was granted for a period of five years, the maximum permitted by Dutch law, the authority to restrict or exclude the pre-emptive rights at a meeting of shareholders held on June 27, 2001. If the proposal to amend the articles of association is not adopted, the decision of the Board of Management to restrict or exclude the pre-emptive rights must be ratified by the Supervisory Board, if the Board of Management has been given the authority by shareholders to restrict or exclude the pre-emptive rights provided in the articles of association.

The articles of association of the Corporation provide that the authority granted to the Board of Management by the shareholders with respect to the issue of shares and the restriction of the pre-emptive rights can be renewed for a maximum period of five years.

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AGENDA ITEM 9: AUTHORIZATION TO ACQUIRE SHARES OR DEPOSITARY RECEIPTS IN THE CAPITAL OF THE CORPORATION

Under Dutch law and according to the articles of association of the Corporation, the Corporation may, subject to certain Dutch statutory provisions, repurchase up to one-tenth of the Corporation's issued share capital. Furthermore, according to the articles of association of the Corporation, the shareholders may grant the Board of Management the authorization to acquire fully paid shares in the share capital of the Corporation.

Therefore, the shareholders are asked to grant to the Board of Management the authority, until December 28, 2005, to repurchase up to 5% of the Corporation's outstanding share capital. The consideration to be paid for each security will be between zero and the Canadian dollar equivalent of US$12.37. If the proposal to amend the articles of association and to remove the Supervisory Board is not adopted, the decision of the Board of Management to acquire shares or depository receipts must be ratified by the Supervisory Board, if the Board of Management has been given the authority by the shareholders to resolve upon the acquisition of shares or depositary receipts in the capital of the Corporation.

All resolutions mentioned above must be passed by a majority of the votes cast by the shareholders at a meeting where no less than one-third of the issued capital is represented in person or by proxy.

ADDITIONAL INFORMATION

The Corporation shall provide to any person or company, upon request to the Managing Director of the Corporation, at World Trade Center, Strawinskylaan 707, 1077 XX Amsterdam, The Netherlands:

  one copy of the comparative financial statements of the Corporation for its most recently completed financial year and the Auditors report thereon, included in the Annual Report of the Corporation and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year; and

  one copy of this Management Proxy Circular.

DIRECTORS' APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Management Board of the Corporation.

Dated this 4th day of May, 2004.

(signed)

Alexander Tolstoy Managing Director

CLEARWAVE N.V.
World Trade Center,
Strawinskylaan 707, 1077 XX Amsterdam,
The Netherlands.

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